UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 20)



                                   CDI Corp.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.10 Per Share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  125071 10 0
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 1999
 ------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

 [ ]  Rule 13d-1(b)

 [ ]  Rule 13d-1(c)

 [X]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 -----------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Lawrence C. Karlson and Barton J. Winokur, as Trustees of certain trusts for the benefit of Walter R. Garrison's children, and Donald W. Garrison, Lawrence C. Karlson, Barton J. Winokur and Paul H. Woodruff, as Trustees of certain other trusts for the benefit of Walter R. Garrison's children

 -----------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) /  /
     (b) /X /

 -----------------------------------------------------------------------------
 3   SEC USE ONLY

 -----------------------------------------------------------------------------

 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America, as to all Trustees

------------------------------------------------------------------------------

                            5  SOLE VOTING POWER
 Number of
                                  5,596,483
 Shares
                            -----------------------------
 Beneficially               6  SHARED VOTING POWER

 Owned by Each                  Not applicable

 Reporting                  -----------------------------
                            7  SOLE DISPOSITIVE POWER
 Person
                                   5,596,483
 With
                            -----------------------------
                            8  SHARED DISPOSITIVE POWER

                                   Not applicable


 -----------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,596,483

 -----------------------------------------------------------------------------
 10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See Instructions)

       Not Applicable

 -----------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       29.4%

 -----------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON (See Instructions)

      OO

------------------------------------------------------------------------------

                             SCHEDULE 13G FILED BY

                           Trustees of Various Trusts
                 for the Benefit of Walter Garrison's Children

                                PURSUANT TO THE
                        SECURITIES EXCHANGE ACT OF 1934



 Item 1(a).  Name of Issuer:
             --------------

             CDI CORP.


 Item 1(b).  Address of Issuer's Principal Executive Offices:
             -----------------------------------------------

             1717 Arch Street, 35th Floor, Philadelphia, PA  19103-2768


 Item 2(a).  Name of Person Filing:
             ---------------------

             Lawrence C. Karlson and Barton J. Winokur, as Trustees of certain trusts for the benefit of Walter R. Garrison's children, and Donald
             W. Garrison, Lawrence C. Karlson, Barton J. Winokur and Paul H. Woodruff, as Trustees of certain other trusts for the benefit of Walter R. Garrison's children


 Item 2(b).  Address of Principal Business Office or, if none, Residence:
             -----------------------------------------------------------

             c/o Paul W. Putney, Esquire, Dechert Price & Rhoads, 4000 Bell Atlantic Tower, 1717 Arch Street, Philadelphia, PA 19103-2793.


 Item 2(c).  Citizenship:
             -----------

             United States of America, as to all Trustees


 Item 2(d).  Title of Class of Securities:
             ----------------------------

             Common Stock, $0.10 par value


 Item 2(e).  CUSIP Number:
             ------------

             125071 10 0

 Item 3.:


     Not Applicable


 Item 4.  Ownership:
          ---------

          As of December 31, 2000:

          (a)   Amount Beneficially Owned:  5,596,483 shares

          (b)   Percent of Class: 29.4%

          (c)   Number of shares as to which such person has:

               (i)    sole power to vote or direct
                      the vote:  5,596,394 shares

               (ii)   shared power to vote or direct to
                      vote:  0

               (iii)  sole power to dispose or direct the
                      disposition of:  same shares as 4(c)(i) above

               (iv) shared power to dispose of: same shares as 4(c)(ii) above.


 Item 5.  Ownership of Five Percent or Less of a Class:
          --------------------------------------------

          Not applicable


 Item 6.  Ownership of More than Five Percent on Behalf of
          Another Person:
          -------------------------------------------

          Not applicable


 Item 7.  Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company or Control Person:
          ----------------------------------------------------

          Not applicable


 Item 8.  Identification and Classification of
          Members of the Group:
          -------------------------------------

          Not applicable


 Item 9.  Notice of Dissolution of Group:
          ------------------------------

          Not applicable


 Item 10. Certifications:
          ----------------

          Not applicable

 Signature
 ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     February 6, 2001
 ----------------------------------------
        Date



 /s/ DONALD W. GARRISON
 ----------------------------------------
  Donald W. Garrison, as a Trustee



 /s/ LAWRENCE C. KARLSON
 ----------------------------------------
  Lawrence C. Karlson, as a Trustee



 /s/ BARTON J. WINOKUR
 -----------------------------------------
  Barton J. Winokur, as a Trustee



 /s/ PAUL H. WOODRUFF
 -----------------------------------------
  Paul H. Woodruff, as a Trustee